2011 Annual Report

Spectra Energy





# What's important to you?

# What's important to you is important to us: Relationships forged over time and grounded in trust. Hard assets and hard work. A track record of dependable results. Staying power. And the passion and positive energy that moves us forward into a second century of service.

Contents

# 100 years strong.



Canada Operations
1911 Union Gas
1949 Westcoast Energy
1992 Westcoast acquires Union Gas
1996 Name change to PanEnergy Corp
2007 Spectra Energy launches as an independent public company (NYSE:SE)
2002 Duke Energy acquires Westcoast Energy
U.S. Operations
1929 Panhandle Eastern Pipe Line Company
1947 Texas Eastern Transmission
1989 Texas Eastern merges with Panhandle Eastern
1997 PanEnergy merges with Duke Power to form Duke Energy
Spectra Energy


**Spectra Energy's Businesses and Assets**

**U.S. Transmission & Storage**

- Algonquin Gas Transmission
- Big Sandy Pipeline
- Bobcat Gas Storage
- East Tennessee Natural Gas
- Gulfstream Natural Gas System (in partnership with Williams)
- Maritimes & Northeast Pipeline (in partnership with Emera and ExxonMobil)
- Market Hub Partners
- Ozark Gas Transmission
- Saltville Gas Storage
- Southeast Supply Header (in partnership with CenterPoint Energy)
- Steckman Ridge (in partnership with NJR)
- Texas Eastern Transmission

**Western Canada Transmission & Processing**

- BC Pipeline
- BC Field Services
- Midstream
- Natural Gas Liquids (Empress facility)

**Distribution**

- Union Gas
  - Dawn Hub Storage Facility

**Field Services**

- DCP Midstream (in partnership with ConocoPhillips/Phillips 66)

**Spectra Energy Profile**

Spectra Energy Corp (NYSE: SE), a Fortune 500 company, is one of North America's premier natural gas infrastructure companies serving three key links in the natural gas value chain: gathering and processing, transmission and storage, and distribution. For more than a century, Spectra Energy and its predecessor companies have developed critically important pipelines and related infrastructure connecting natural gas supply sources to premium markets. Based in Houston, Texas, the company's operations in the United States and Canada include more than 19,000 miles of transmission pipeline and approximately 305 billion cubic feet of storage, as well as natural gas gathering and processing, natural gas liquids operations and local distribution assets. The company also has a 50 percent ownership in DCP Midstream, one of the largest natural gas gatherers and processors in the United States. Spectra Energy is a member of the Dow Jones Sustainability World and North America Indexes, and the U.S. *S&P 500®* Carbon Disclosure Project's Carbon Disclosure Leadership Index. For more information, visit www.spectraenergy.com.



# Jobs.

Natural gas fuels North America's economy – creating the jobs, revenue and industrial growth needed to move us toward renewed prosperity.

At Spectra Energy, we're doing our part: In 2011, we invested more than $1 billion in expansion growth. Between now and the end of the decade, we plan to invest up to $15 billion in needed natural gas pipeline and related infrastructure. That ongoing investment creates tens of thousands of direct jobs – and even more indirect jobs in supporting sectors.

The product we deliver stimulates the economy in other ways as well. Vast new shale supplies have pushed natural gas prices down, to *half* of what they were just five years ago. That means lower feedstock costs for petrochemicals... lower energy costs for industrials, manufacturing and electric power generators... significant savings for families... and a healthy kick-start to North American competitiveness. Good news on all fronts – delivered by natural gas.





# Profitability.

Spectra Energy delivers the bottom-line results that investors seek – attractive, sustainable earnings and dividend growth. Over the past three years, we've provided investors with a 125 percent total shareholder return. We did that by employing the power of our diverse business and asset portfolio, investing more than $1 billion a year in growing our business, and more than $700 million a year to maintain our pipelines and other assets. Importantly, we fund a significant portion of that growth through internally-generated cash.

Another advantage investors realize comes from DCP Midstream, our high-performing partnership with ConocoPhillips (soon to be Phillips 66). DCP Midstream funds its own growth, and last year paid Spectra Energy almost $400 million in distributions. We also utilize two master limited partnerships, Spectra Energy Partners and DCP Midstream Partners, which expand our financial flexibility even more.

As we've grown earnings, we've grown our dividend. Last year we increased our quarterly cash dividend by almost 8 percent, to 28 cents per share. And we plan to *continue* that level of dividend growth, which will result in significant and sustained total shareholder value.

# Service.

Spectra Energy is committed to leading our sector in the all-important measure of customer responsiveness. In 2011, our metrics around compression reliability and processing exceeded 99 percent, we achieved an average contract renewal rate of 98 percent on our Texas Eastern and Algonquin systems, and we set record volume peaks and overall throughput deliveries across our system.

We're committed to the long-term success of our customers and continue to expand our assets to serve their evolving needs. In 2011, we brought six new projects into service – projects like TEMAX/TIME III, which delivers supplies of Rocky Mountain gas to the Northeast U.S.; the Northeastern Tennessee project, which provides firm transportation services to a new gas-fired power generation plant; and the Bissette Pipeline, which expands transportation capacity from British Columbia's Montney shale basin.


uniongas
100 YEARS

We strive every day to be a good steward and neighbor, and we give back to the communities where we live and work by operating safely and responsibly and providing wages, taxes, philanthropic giving and active volunteerism. Our spirit of community engagement was evident during Union Gas' centennial year, which we celebrated by making 100 grants of $1,000 each to support charitable projects focused on the environment, community safety and education in Ontario.





# Safety.

There is no margin for error when it comes to the safety of those we serve – and those who work on our behalf. Appropriately, Spectra Energy has set the bar high, with a goal of achieving a zero injury and work-related illness culture. Sadly, we fell short of that goal in 2011 when three of our contractor colleagues lost their lives. We honor their memory by recommitting ourselves to ensuring that every member of the Spectra Energy team returns home safely at the end of each day.

We did make progress in 2011, reducing our employee recordable injury frequency rate by 14 percent.

We champion pipeline safety at the national level as well. In the U.S., we were active in our support of the recently passed Pipeline Safety, Regulatory Certainty and Job Creation Act, and in Canada we have been a key proponent of the important national 'one-call' system aimed at reducing the risk of third-party excavation damage to pipelines – the leading cause of natural gas pipeline incidents.

# Energy security.

Homegrown energy is good for us all, and Spectra Energy is proud to gather, process, store, transport and deliver North American natural gas.

The U.S. and Canada hold the world's wealth of natural gas – enough to serve our energy needs for generations. Bountiful shale reserves in both countries point to a long-term and secure supply outlook for natural gas. And Spectra Energy's assets are uniquely positioned in the midst of abundant producing basins like the Marcellus, Utica, Fayetteville, Montney, Horn River, Denver-Julesburg, the Permian and Eagle Ford.

The shale gas revolution is profoundly reshaping market dynamics. Just a few short years ago, North America readied itself to import liquefied natural gas, or LNG. Today, the tide has turned, and we have more than a century's worth of domestic natural gas supply. That's good news from an investment standpoint, and from the perspective of energy independence and economic competitiveness. Greater reliance on domestic natural gas reduces our dependence on foreign oil, advances national security and preserves market and price stability.





# Clean energy.

Natural gas is the cleanest foundational fuel available today. It burns cleanly, emitting half of the carbon dioxide of coal, 30 percent less than fuel oil – and essentially no mercury, nitrogen oxide or particulates. Not only does this mean cleaner air for our families to breath, it also makes natural gas the natural choice for electric power generation. Electric utility operators seeking to convert older coal- and oil-fired units to cleaner-burning natural gas have a ready and able partner in Spectra Energy. Our vast network of assets is ideally positioned to serve that growing need, and in 2011 we attached 1,500 additional megawatts through new connections like our Northeastern Tennessee and Hot Spring Lateral projects.

An added benefit is the protection of valued land and habitat resources, since natural gas-fired power plants have a much smaller physical footprint than coal, hydro, wind or solar facilities.

Natural gas is an essential partner to the development of renewable energy sources as well, providing clean, reliable power when the sun doesn't shine and the wind doesn't blow. A cleaner energy future is within our reach – today.



What's important to you is important to Spectra Energy. We won't ever lose sight of why we're in business – or the values that govern the conduct of our business.

We believe in the product we deliver – and its capacity to address issues important to us all: economic growth, environmental integrity and energy security. Our exceptional portfolio of infrastructure assets and our talented people deliver the benefits of natural gas across North America.



Gregory L. Ebel, president and chief executive officer

**To our valued investors and stakeholders:**

*"What's important to you?"*

It's an easy question to ask; far more difficult to answer. The difficulty rests with the fact that we're living in a time of so many pressing priorities and future goals.

My colleagues and I spoke with many of you – investors, customers, community partners, regulators and project neighbors – over the last year, and we heard you:

- You want the financial security that comes with reliable, profitable investments.
- You want to see – and feel – signs of a strengthening economy and job creation.
- You want service excellence from trusted business partners committed to your success.
- You want safe infrastructure that is built, operated and maintained to the highest safety standards.
- You want the cleanest possible energy – produced and delivered responsibly, economically and with minimal environmental impact.
- And you want to reduce the inherent geopolitical risks that accompany a dependence on energy sources outside North America.

Those are the issues you shared with us. And what's important to you is important to us. That's why we're devoting this report to addressing your concerns – and describing the role that our company and the product we deliver will play in solving the challenges we face together. It's a bit of an unconventional 'outside-in' approach, but we believe it is what you expect and deserve from us.

**Outstanding Financial Performance**

Spectra Energy delivered a year of admirable financial results in 2011, achieving record net income and surpassing our earnings target by more than 7 percent. We benefited from strategic expansion projects placed into service – projects that in aggregate are delivering attractive returns on capital above our targeted 10 to 12 percent range. Each of our businesses registered gains for the year. More importantly, each of those businesses is actively pursuing expansion opportunities that enable us to continue delivering strong, sustainable earnings growth well into the future.

2011 Total Shareholder Return


28%
8.4%
2.1%
0%
10%
20%
30%
Spectra Energy
Dow Jones
S&P 500

Our consistent record of strong cash generation allows us to execute on our $1 billion-plus annual capital expansion plan and fund $700 million in maintenance capital – all without accessing equity markets. It also allows us to maintain our strong investment-grade balance sheet. And last, but never least, it enables us to grow the dividend we pay to you each year. In 2011, we increased our annual dividend to $1.12, representing a nearly 8 percent increase. We're committed to continue growing the dividend by at least 8 cents a year through 2014, resulting in significant, balanced total shareholder returns. In fact, you can expect future dividend growth surpassing that of both the Alerian Index and the S&P 500.

## Financial Highlights

| (In millions, except per share amounts and percentages) | **2011** | 2010 | 2009 |
|---|---|---|---|
| **Common Stock Data** | | | |
| Earnings per share | | | |
| Basic | **$ 1.82** | $ 1.62 | $ 1.32 |
| Diluted | **$ 1.81** | $ 1.61 | $ 1.32 |
| Dividends per share | **$ 1.06** | $ 1.00 | $ 1.00 |
| Shares outstanding | | | |
| Year-end | **651** | 649 | 647 |
| Weighted average – basic | **650** | 648 | 642 |
| Weighted average – diluted | **653** | 650 | 643 |
| **Income Statement** | | | |
| Operating revenues | **$ 5,351** | $ 4,945 | $ 4,552 |
| Total reportable segment EBIT | **2,367** | 2,101 | 1,869 |
| Net income – controlling interests | **1,184** | 1,049 | 849 |
| **Balance Sheet** | | | |
| Total assets | **$28,138** | $26,686 | $24,091 |
| Total debt | **11,723** | 11,320 | 9,918 |
| **Capitalization** | | | |
| Common equity – controlling interests | **39%** | 39% | 40% |
| Common equity – noncontrolling interests and preferred stock | **5%** | 5% | 4% |
| Total debt | **56%** | 56% | 56% |
| **Capital and Investment Expenditures, including Acquisitions** | **$ 2,309** | $ 1,848 | $ 1,336 |

2011 EBIT by Business Segment
*in millions*



Field Services
$449
$983
U.S. Transmission
Western Canada Transmission & Processing
$510
$425
Distribution


Net Income - Controlling Interests
*in millions*



2011
$1,184
2010
$1,049
2009
$849
0
300
600
900
1,200

### The Power of Our Portfolio

Spectra Energy's success – and that of our customers and investors – is driven in large part by a powerhouse of strategic, interconnected infrastructure assets. Our pipeline, storage, distribution and gathering and processing assets span North America, creating a premier network and growth platform.

Our enviable asset position allows us to take full advantage of the major developing shale plays in North America – the Horn River and Montney in Western Canada, the Eagle Ford in South Texas, the Denver-Julesburg in the western U.S., the Permian in West Texas and the Marcellus in the northeastern U.S., just to name a few. And while our asset footprint is impressive in its own right, it's even more striking when you consider it in the context of the markets where natural gas is needed. Our assets connect the major producing basins in the U.S. and Canada with high-density, fast-growing demand centers, affording us a 'first and last mile advantage.'

That proximity to established and emerging reserves and growing consumption regions puts Spectra Energy front and center in terms of realizing the tremendous earnings potential associated with infrastructure expansion. During 2011, we invested more than $1 billion in capital expansion, delivering six projects that serve the changing supply and demand needs of customers. Our focus on growth continues; going forward we see opportunities to profitably invest about $15 billion by the end of the decade.

In addition to organic growth and expansions, we made two strategic acquisitions during the year: We acquired the Big Sandy Pipeline in eastern Kentucky through our master limited partnership, Spectra Energy Partners; and DCP Midstream acquired Southern Hills Pipeline, targeting new natural gas liquids transportation capacity from the Mid-Continent to the premium Gulf Coast market.

### Sustaining Values

Spectra Energy and our stakeholders are well served by the values we work and live by: stewardship, integrity, respect for the individual, safety, high performance, win-win relationships and initiative. These values shape our decisions, our actions and our interactions.



My greatest regret in 2011 is that, during the year, three individuals working under our watch did not return home safely. Those losses deeply sadden us all, and move us to recommit to our goal of achieving a 'zero injury and zero work-related illness' culture. While we made positive gains in our safety statistics related to vehicle incidents and employee injuries, those results were unquestionably diminished by the loss of life. We will and must do better in this most important area. Zero is an achievable goal.

We were pleased to see passage of the U.S. Pipeline Safety, Regulatory Certainty and Job Creation Act in early 2012. The legislation is critical to maintaining the safety of our nation's natural gas pipelines and bolstering public confidence in our energy infrastructure. We actively supported the legislation, as a company and through industry organizations like the Interstate Natural Gas Association of America, which I am pleased to chair this year.

We continue to make meaningful strides on the sustainability front, serving the connected goals of environmental integrity, economic value and social responsibility. We were once again named to both the Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. We ranked first in the energy sector in the 2011 Carbon Disclosure Project's Leadership Index, and were named to *Corporate Responsibility Magazine's* prestigious 100 Best Corporate Citizens list. And we were especially honored to be named one of the World's Most Ethical Companies for 2012 by the Ethisphere Institute, which recognizes outstanding commitment to ethical leadership, compliance practice and corporate social responsibility.

We value diversity and inclusiveness and were pleased to be recognized by the Human Rights Campaign's Corporate Equality Index and by the Anti-Defamation League, which for the fourth consecutive year honored Spectra Energy as a Community of Respect.™

All of these accolades rest squarely with our dedicated team of employees. They impress me daily with their enthusiasm, ingenuity, knowledge and commitment to serving our customers, investors, communities and each other.

We strive to recruit, develop, motivate and reward the best energy professionals in the business, and in 2011 our progress was affirmed with Spectra Energy being recognized as one of Houston's Top Workplaces, one of Canada's Top 100 Employers, and one of Alberta's Top 50 Employers.

**The Product We Deliver**

At Spectra Energy, we're proud of the role we play in delivering a product that can substantively move our country forward in the quest for a cleaner, secure, economically viable and independent energy future. Those are grand goals whose down-to-earth solutions rest with natural gas.



Natural gas is by far the cleanest-burning foundational fuel available, producing lower carbon dioxide emissions and fewer pollutants than either coal or oil. Increasing our reliance on natural gas-fired electric generation can go a long way in helping curb greenhouse gas emissions, and Spectra Energy stands ready to deliver clean-burning natural gas to power producers ready to realize the environmental and efficiency gains that come with converting older coal-burning and oil-fired units to natural gas.

Natural gas is a major contributor to economic well-being, with direct links to jobs, tax revenues, gross domestic product, industrial production and lower energy costs. The shale gas surge we're experiencing means even more growth, more jobs and more investment. Nearly $1.9 trillion in cumulative capital investment in shale gas is expected between 2010 and 2035. The sector, which today supports 600,000 U.S. jobs, is expected to expand to 1.6 million jobs by 2035 – a projection that doesn't take into account the indirect jobs that support our growing industry.

Lessening our dependence on foreign fuel sources has too long been a noble but unattainable goal. Today, vast reserves of shale natural gas bring the prospect of energy independence within reach – and enable us to create prosperity and jobs that stay here at home, rather than being transferred abroad. We have an abundance of natural gas, with current estimates pointing to between 100 and 200 years of domestic supply. It's time to put this home grown resource to work in achieving the energy security, economic resurgence and environmental integrity so important to us all.

As I reflect on the year behind us and the year ahead, I am encouraged by the direction of our company. I believe we're squarely focused on what's important to you, our investors and stakeholders, and to North America's energy future.

We're delivering consistent, attractive earnings and dividend growth. We're reinvesting in expansion, further extending the scope and reach of an impressive and growing asset portfolio. We're serving our customers by pairing our hard assets with our tremendous human talent. And we're approaching community service at the local level, through spirited involvement and philanthropy, and at the continental level, by engaging in the critically important energy dialogue. And finally, by delivering a product that can profoundly and positively reshape North America's economic future. That is an investment strategy, people strategy and business strategy built to last.

I want to close this letter by expressing my personal gratitude to Paul Anderson, who steps down from his director role after many long and productive years of service, both as a member and chairman of our board. Paul has been a true mentor to me and countless Spectra Energy employees. We'll miss Paul's steady hand and intellect, but we will continue to build upon the fine foundation he has helped forge at Spectra Energy

Finally, thanks to you, our investors. Spectra Energy's commitment to you runs long and deep. We bring 100 years of experience and dedicated service to the important tasks of our time: growing our economy, securing jobs, delivering responsible, domestic energy and creating superior, sustaining value for our stakeholders. These issues are as important to us as we know they are to you.



**Gregory L. Ebel**, president and chief executive officer

Scan to view
video address


Letter from the
Chairman
William T. Esrey, chairman of the board

**Dear fellow investors:**

In five short years, your company has distinguished itself as a respected and successful leader in the natural gas infrastructure arena. Spectra Energy has grown tremendously in that time, and that growth is reflected in superior value creation for investors.

In many respects, 2011 was our best year yet: Financial results for the year included record net income from controlling interests, up approximately 13 percent, and earnings per share that surpassed last year's by more than 14 percent. Each of our businesses generated healthy gains for the year, and we continued to execute on the expansion of critically needed natural gas infrastructure assets.

Spectra Energy's blueprint for success remains grounded in the fundamentals of sound strategy and execution, delivered by talented professionals, and an enviable, interconnected network of infrastructure assets. Our diverse portfolio of assets, situated in the heart of prolific supply basins and close to growing demand markets, is a unique competitive advantage. It allows your company to serve customers and stakeholders with excellence and efficiency – and it enables reliable, attractive earnings growth.

The preceding pages discussed Spectra Energy's ongoing commitment to addressing the issues important to you. Your board of directors is likewise focused on those imperatives. We're accountable to you – our valued investors who entrust us with ensuring the company's long-term strength, integrity and value creation. We shoulder that responsibility with the diligence and dedication it demands. What's important to you is important to us, and we continually strive to faithfully represent your long-term interests.

We're committed to being a leader in corporate governance, and we believe that our governance principles provide a strong and sustainable base, rightly focused on independent board oversight, leadership development, performance and compensation, and strategy, execution and prudent risk management.

Successful governance depends in large part on the talent, dedication and integrity of company leaders. Your board has the utmost confidence in Spectra Energy's leadership team and in the internal processes that direct their decisions and actions. The board reviews the performance of senior executives annually, as well as succession plans that ensure leadership continuity. Executive compensation is based on sustainable performance and comprises a mix of long- and short-term incentives paid in equity and cash.

We know that a stable and attractive dividend is important to investors. In 2011, your board authorized an 8 cent per share increase in the company's annual dividend. And we fully expect to sustain that level of growth for the next several years.

We also understand the intangible and immeasurable value of our corporation as a constructive resource in the communities where we work. Spectra Energy is dedicated to being a valued and engaged community partner, a responsible steward and a good neighbor to all of the stakeholders we serve.

I am privileged to work alongside a board of directors united in purpose and diverse in the perspectives they bring to bear in governing your company. We were pleased to welcome Joseph Alvarado to our board last year. Joe is president, chief executive officer and a director of Commercial Metals Company. He brings an impressive wealth of business knowledge and industry experience to his role.

And this year we say farewell and a heartfelt thank you to Paul Anderson, who steps down from his director role. Paul has long served Spectra Energy in a number of strategic capacities – as chairman of the board and as chairman, president and chief executive officer of its predecessor companies. We will miss Paul's direct involvement, but his spirit and wisdom will continue to shape the forward course of our company.

2011 represented Spectra Energy's five-year milestone as a stand-alone company. We have much to be proud about in that short span – and we thank you for your valued confidence and investment, which enabled our growth and success. We are fortunate to have a long legacy behind us, and a promising outlook ahead. We look forward to delivering value, growth and energy well into the future.

Bill Esrey

**William T. Esrey,** chairman of the board

## Condensed Consolidated Statements of Operations

| (In millions, except per share amounts) | Years Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **Operating Revenues** | | | |
| Transportation, storage and processing of natural gas | **$3,139** | $2,870 | $2,565 |
| Distribution of natural gas | **1,481** | 1,450 | 1,451 |
| Sales of natural gas liquids | **564** | 459 | 389 |
| Other | **167** | 166 | 147 |
| Total operating revenues | **5,351** | 4,945 | 4,552 |
| **Operating Expenses** | | | |
| Natural gas and petroleum products purchased | **1,142** | 1,056 | 1,098 |
| Operating, maintenance and other | **1,745** | 1,575 | 1,406 |
| Depreciation and amortization | **709** | 650 | 584 |
| Total operating expenses | **3,596** | 3,281 | 3,088 |
| **Gains on Sales of Other Assets and Other, Net** | **8** | 10 | 11 |
| **Operating Income** | **1,763** | 1,674 | 1,475 |
| **Other Income and Expenses** | | | |
| Equity in earnings of unconsolidated affiliates | **549** | 430 | 369 |
| Other income and expenses, net | **57** | 32 | 37 |
| Total other income and expenses | **606** | 462 | 406 |
| **Interest Expense** | **625** | 630 | 610 |
| **Earnings From Continuing Operations Before Income Taxes** | **1,744** | 1,506 | 1,271 |
| **Income Tax Expense From Continuing Operations** | **487** | 383 | 352 |
| **Income From Continuing Operations** | **1,257** | 1,123 | 919 |
| **Income From Discontinued Operations, Net of Tax** | **25** | 6 | 5 |
| **Net Income** | **1,282** | 1,129 | 924 |
| **Net Income – Noncontrolling Interests** | **98** | 80 | 75 |
| **Net Income – Controlling Interests** | **$1,184** | $1,049 | $ 849 |
| **Earnings per Common Share** | | | |
| **Basic** | **$ 1.82** | $ 1.62 | $ 1.32 |
| **Diluted** | **$ 1.81** | $ 1.61 | $ 1.32 |
| **Dividends per Common Share** | **$ 1.06** | $ 1.00 | $ 1.00 |

## Condensed Consolidated Balance Sheets

| (In millions) | Years Ended December 31, 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 174** | $ 130 |
| Receivables | **962** | 1,018 |
| Inventory | **393** | 287 |
| Other | **235** | 203 |
| Total current assets | **1,764** | 1,638 |
| **Investments and Other Assets** | | |
| Investments in and loans to unconsolidated affiliates | **2,064** | 2,033 |
| Goodwill | **4,420** | 4,305 |
| Other | **530** | 665 |
| Total investments and other assets | **7,014** | 7,003 |
| **Property, Plant and Equipment, Net** | **18,258** | 16,980 |
| **Regulatory Assets and Deferred Debits** | **1,102** | 1,065 |
| **Total Assets** | **$28,138** | $26,686 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | **$ 498** | $ 369 |
| Short-term borrowings and commercial paper | **1,052** | 836 |
| Current maturities of long-term debt | **525** | 315 |
| Other | **1,026** | 1,003 |
| Total current liabilities | **3,101** | 2,523 |
| **Long-term Debt** | **10,146** | 10,169 |
| **Deferred Credits and Other Liabilities** | | |
| Deferred income taxes | **3,940** | 3,555 |
| Regulatory and other | **1,797** | 1,694 |
| Total deferred credits and other liabilities | **5,737** | 5,249 |
| **Preferred Stock of Subsidiaries** | **258** | 258 |
| **Equity** | | |
| Controlling interests | **8,065** | 7,809 |
| Noncontrolling interests | **831** | 678 |
| Total equity | **8,896** | 8,487 |
| **Total Liabilities and Equity** | **$28,138** | $26,686 |

## Condensed Consolidated Statements of Cash Flows

| (In millions) | **2011** | 2010 | 2009 |
|---|---|---|---|
| | Years Ended December 31, | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 1,282** | $ 1,129 | $ 924 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **725** | 664 | 598 |
| Deferred income tax expense | **373** | 205 | 176 |
| Equity in earnings of unconsolidated affiliates | **(549)** | (430) | (369) |
| Distributions received from unconsolidated affiliates | **499** | 391 | 195 |
| Changes in working capital | **1** | (424) | 365 |
| Other | **(145)** | (127) | (129) |
| Net cash provided by operating activities | **2,186** | 1,408 | 1,760 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | **(1,915)** | (1,346) | (980) |
| Investments in and loans to unconsolidated affiliates | **(4)** | (10) | (61) |
| Acquisitions, net of cash acquired | **(390)** | (492) | (295) |
| Sales (purchases) of held-to-maturity securities, net | **14** | (49) | (121) |
| Sales (purchases) of available-for-sale securities, net | **190** | (216) | 32 |
| Distributions received from unconsolidated affiliates | **17** | 17 | 164 |
| Receipt from affiliate – repayment of loan | **—** | — | 186 |
| Other | **(10)** | (5) | 54 |
| Net cash used in investing activities | **(2,098)** | (2,101) | (1,021) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Net increase (decrease) in short-term borrowings, commercial paper and long-term debt | **528** | 1,152 | (670) |
| Dividends paid on common stock | **(694)** | (650) | (631) |
| Proceeds from issuances of Spectra Energy Partners LP common units | **213** | 216 | 208 |
| Proceeds from issuance of Spectra Energy common stock | **—** | — | 448 |
| Distributions to noncontrolling interests | **(101)** | (73) | (174) |
| Other | **19** | 11 | 16 |
| Net cash provided by (used in) financing activities | **(35)** | 656 | (803) |
| Effect of exchange rate changes on cash | **(9)** | 1 | 25 |
| Net increase (decrease) in cash and cash equivalents | **44** | (36) | (39) |
| **Cash and cash equivalents at beginning of period** | **130** | 166 | 205 |
| **Cash and cash equivalents at end of period** | **$ 174** | $ 130 | $ 166 |

## Condensed Consolidated Statements of Equity and Comprehensive Income

| (In millions) | Common Stock/ Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income: Foreign Currency Translation Adjustments | Accumulated Other Comprehensive Income: Other | Noncontrolling Interests | Total |
|---|---|---|---|---|---|---|
| December 31, 2008 | $4,050 | $ 890 | $ 886 | $(360) | $ 470 | $ 5,936 |
| Net income | — | 849 | — | — | 75 | 924 |
| Other comprehensive income | | | | | | |
| Foreign currency translation adjustments | — | — | 796 | — | 11 | 807 |
| Other, net | — | — | — | (15) | — | (15) |
| Total comprehensive income | | | | | | 1,716 |
| Dividends on common stock | — | (651) | — | — | — | (651) |
| Spectra Energy common stock issued | 448 | — | — | — | — | 448 |
| Spectra Energy Partners LP common units issued | 25 | — | — | — | 168 | 193 |
| Distributions to noncontrolling interests | — | — | — | — | (174) | (174) |
| Other, net | 123 | — | — | — | (10) | 113 |
| December 31, 2009 | 4,646 | 1,088 | 1,682 | (375) | 540 | 7,581 |
| Net income | — | 1,049 | — | — | 80 | 1,129 |
| Other comprehensive income | | | | | | |
| Foreign currency translation adjustments | — | — | 328 | — | 16 | 344 |
| Other, net | — | — | — | (34) | — | (34) |
| Total comprehensive income | | | | | | 1,439 |
| Dividends on common stock | — | (650) | — | — | — | (650) |
| Spectra Energy Partners LP common units issued | 50 | — | — | — | 140 | 190 |
| Distributions to noncontrolling interests | — | — | — | — | (73) | (73) |
| Other, net | 31 | — | — | (6) | (25) | — |
| December 31, 2010 | 4,727 | 1,487 | 2,010 | (415) | 678 | 8,487 |
| Net income | — | 1,184 | — | — | 98 | 1,282 |
| Other comprehensive income | | | | | | |
| Foreign currency translation adjustments | — | — | (178) | — | (3) | (181) |
| Other, net | — | — | — | (144) | 5 | (139) |
| Total comprehensive income | | | | | | 962 |
| Dividends on common stock | — | (694) | — | — | — | (694) |
| Spectra Energy common stock issued | 32 | — | — | — | — | 32 |
| Spectra Energy Partners LP common units issued | 38 | — | — | — | 154 | 192 |
| Distributions to noncontrolling interests | — | — | — | — | (101) | (101) |
| Other, net | 18 | — | — | — | — | 18 |
| **December 31, 2011** | **$4,815** | **$1,977** | **$ 1,832** | **$(559)** | **$ 831** | **$ 8,896** |

## Spectra Energy Board of Directors



### William T. Esrey, Chairman

Bill Esrey chairs Spectra Energy's board of directors and is chairman emeritus of Sprint Corporation. He served as Sprint's chief executive officer from 1985 to 2003, and as that company's chairman from 1990 to 2003. He also served as chairman of Japan Telecom from 2003 to 2004. Esrey is a director of General Mills, Inc. Esrey serves on Spectra Energy's audit and corporate governance committees.



### Austin A. Adams

Austin Adams is the former executive vice president and chief information officer (CIO) of JPMorgan Chase. He assumed that role in 2004, when JPMorgan Chase and Bank One Corporation merged. Before joining Bank One in 2001, Adams served as CIO for First Union Corporation. He is a director of NCO Group, owned by JPMorgan Private Equity, and Dun & Bradstreet Corporation. Adams serves on Spectra Energy's audit and finance and risk management committees.



### Joseph Alvarado

Joe Alvarado is president, chief executive officer and a director of Commercial Metals Company. He previously served as president of U.S. Tubular Products, Inc., a division of U.S. Steel, and as president of Lone Star Technologies, prior to its acquisition by U.S. Steel. He also held executive positions with Ispat North America (now ArcelorMittal), Birmingham Steel and Inland Steel. Alvarado serves on Spectra Energy's finance and risk management committee.



### Paul M. Anderson

Paul Anderson served as chairman of Spectra Energy's board of directors from 2007 to 2009. He previously served two executive roles with Duke Energy, as chairman of the board and earlier as president and chief operating officer. He also served as managing director and chief executive officer of BHP Billiton. Anderson is also a director of BP and BAE Systems. He will retire from Spectra Energy's board of directors effective May 1, 2012.



### Pamela L. Carter

Pamela Carter is president of Cummins Distribution Business. She previously served as president of Cummins Filtration, as vice president and general manager of Cummins' Europe, Middle East and Africa business and operations, and as vice president and general counsel for Cummins Inc. Prior to joining Cummins, she practiced law in the private sector and served as attorney general for the State of Indiana from 1993 to 1997. Carter is a member of the Export-Import Bank of the United States' sub-Saharan Africa Advisory Council and serves as a director of CSX Corporation. She chairs Spectra Energy's corporate governance committee.



### F. Anthony Comper

Tony Comper is the retired president and chief executive officer of BMO Financial Group. He was appointed to that position in February 1999 and served as chairman from July 1999 to May 2004. He previously served on the board of directors of the Bank of Montreal. Comper serves on Spectra Energy's compensation and finance and risk management committees.



**Gregory L. Ebel**

Greg Ebel is president and chief executive officer of Spectra Energy. He previously served in a number of leadership roles for Spectra Energy and its predecessor companies, including chief financial officer; president of Union Gas; vice president of investor and shareholder relations; managing director of mergers and acquisitions; and vice president of strategic development. Ebel also is a member of DCP Midstream's board of directors.



**Peter B. Hamilton**

Peter Hamilton is the senior vice president and chief financial officer of Brunswick Corporation. He previously served Brunswick in a number of executive leadership capacities, including vice chairman of Brunswick Corporation; president, Brunswick Boat Group; president, Life Fitness division; and president, Brunswick Bowling & Billiards. He serves as a director of SunCoke Energy, Inc., and Oshkosh Corporation. Hamilton chairs Spectra Energy's audit committee and serves on the corporate governance committee.



**Dennis R. Hendrix**

Dennis Hendrix is the retired chairman of the board of PanEnergy Corp. He served as chairman from 1990 to 1997, chief executive officer from 1990 to 1995, and as president from 1990 to 1993. He has served as a director of Duke Energy, Allied Waste Industries and Newfield Exploration Company. Hendrix serves on Spectra Energy's compensation and finance and risk management committees.



**Michael McShane**

Mike McShane is the former chairman, president and chief executive officer of Grant Prideco, Inc. He previously served as senior vice president of finance, chief financial officer and director of BJ Services Company. McShane is a director of Complete Production Services, Inc., Oasis Petroleum, Inc., and additionally serves on the board of directors for two private companies. He also serves as an advisor for Advent International. McShane chairs Spectra Energy's finance and risk management committee and serves on the audit committee.



**Joseph H. Netherland**

Joe Netherland served as chairman of FMC Technologies from December 2001 until his retirement in 2008. He also served as president of FMC Technologies from 2001 to 2006 and as chief executive officer from 2001 to 2007. He remains a director of FMC Technologies, and serves on the boards of Newfield Exploration Company and Tidewater Inc., and as an advisory director of CVC Capital Partners. Netherland serves on Spectra Energy's compensation and corporate governance committees.



**Michael E.J. Phelps**

Michael Phelps is chairman of Dornoch Capital Inc., a private investment company. He served as president and chief executive officer of Westcoast Energy Inc. from 1988 to 1992 and as chairman and chief executive officer until 2002. He is a director of Canadian Pacific Railway Company, Prodigy Gold Incorporated, and Marathon Oil Corporation. Phelps chairs Spectra Energy's compensation committee and serves on the finance and risk management committee.

## Spectra Energy Leadership Team

**Gregory L. Ebel** is president and chief executive officer and a member of the company's board of directors. He also serves on the board of directors of DCP Midstream.

**Dorothy M. Ables** is chief administrative officer, responsible for the company's information technology, audit services, human resources, support services and community relations functions.

**John R. Arensdorf** is chief communications officer. He directs the company's communications with internal and external audiences, including investors, the media, employees and other stakeholders. He also oversees Spectra Energy's sustainability efforts.

**Stephen W. Baker** is president of Union Gas, one of Ontario's largest natural gas utilities. Union Gas also provides natural gas storage and transportation services to other utilities and energy market participants in Ontario, Quebec and the U.S.

**Douglas P. Bloom** is president of the company's Western Canada operations, responsible for the company's western-based divisions: BC Pipeline, BC Field Services, Midstream and the Natural Gas Liquids division.

**R. Mark Fiedorek** is group vice president of Southeast U.S. Transmission and Storage. He is responsible for the company's Southeast U.S. assets, which include the southern portion of Texas Eastern Transmission, East Tennessee Natural Gas, Steckman Ridge, Ozark Gas Transmission, Gulfstream Natural Gas System, Bobcat Gas Storage, Southeast Supply Header, Market Hub Partners and Bobcat Storage. Fiedorek also serves on the board of directors of the company's publicly traded master limited partnership Spectra Energy Partners.



*The members of Spectra Energy's executive leadership team, from left: Pat Reddy, Steve Baker, Dorothy Ables, Alan Harris, John Arensdorf, Mark Fiedorek, Greg Ebel, Bill Yardley, Reggie Hedgebeth and Doug Bloom.*

**Alan N. Harris** is chief development and operations officer. He oversees the company's strategy, business development and merger and acquisition efforts, as well as project execution; the operations of Spectra Energy's U.S. pipeline and storage business; environment, health and safety; and Spectra Energy Partners, the company's master limited partnership. He also serves on the board of directors for DCP Midstream Partners.

**Reginald D. Hedgebeth** is general counsel. As chief legal officer, he leads the company's legal and corporate secretary functions, as well as ethics and compliance, regulatory affairs and government relations. He also leads the company's global supply chain function.

**John Patrick Reddy** is chief financial officer. He leads the finance function, which includes the controller's office, financial planning and analysis, treasury, tax, risk management and insurance. He also serves on the board of directors of DCP Midstream.

**William T. Yardley** is group vice president of Northeast U.S. Transmission. He is responsible for the company's Northeast U.S. assets, which include the northern portion of Texas Eastern Transmission, Algonquin Gas Transmission and Spectra Energy's interest in Maritimes & Northeast Pipeline.



## Spectra Energy Investor Information

### Shareholder Services

Broadridge Corporate Issuer Solutions, Inc. is the Transfer Agent and Registrar for Spectra Energy Corp common stock. Registered shareholders may direct questions about stock accounts, legal transfer requirements, address changes, dividend checks, replacement of lost certificates or other services by calling toll free 1-855-2 SPECTRA or 1-855-277-3287.

Please send written requests to:

Spectra Energy Corp
c/o Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street, Suite 1300
Philadelphia, PA 19103

For electronic correspondence, visit the Broadridge website at www.shareholder.broadridge.com/spectra

### Stock Exchange Listing

Spectra Energy's common stock is listed on the New York Stock Exchange under the trading symbol SE.

SE LISTED NYSE

### Stock Purchase and Dividend Reinvestment Plan

The Spectra Energy Stock Purchase and Dividend Reinvestment Plan provides a simple and convenient way to purchase common stock directly through the company, without incurring brokerage fees. The plan provides for full reinvestment, direct deposit or cash payment of dividends. Purchases may be made weekly. Bank drafts for monthly purchases and depositing certificates into the plan for safekeeping are additional options. Visit the Broadridge website at www.shareholder.broadridge.com/spectra for account management access.

### Financial Publications

Spectra Energy's Securities & Exchange Commission reports and related financial publications can be found on our website at www.spectraenergy.com/investors. Printed copies are available upon request.

### Electronic Delivery

Spectra Energy encourages shareholders to enroll in electronic delivery of financial information and proxy statements. To enroll in electronic delivery, go to http://enroll.icsdelivery.com/se

### Duplicate Mailings

If your shares are registered in different accounts, you may receive duplicate mailings of annual reports, proxy statements and other shareholder information. Contact Broadridge for instructions on how to combine your accounts or eliminate duplicate mailings.

### Dividend Payment

Dividends on common stock are expected to be paid in March, June, September and December 2012, subject to declaration by the board of directors.

### Website

Additional investor information may be obtained on Spectra Energy's website, www.spectraenergy.com

### Bond Trustee

If you have questions regarding your bond account, please call 1-212-623-5233, or address written correspondence to:

The Bank of New York
Institutional Trust Services
101 Barclay Street
New York, NY 10286

Spectra Energy is an equal opportunity employer. This report is published solely to inform shareholders and is not considered an offer, or the solicitation of an offer, to buy or sell securities.

Report printed on 10% recycled paper.

MIX Paper from responsible sources FSC® C101537

**Spectra Energy Accolades**

Ethisphere Institute
***World's Most Ethical Companies, 2012***

Dow Jones Sustainability
**World Index, 2010-2011, North America Index, 2008-2011**

Carbon Disclosure Project
**Led energy sector in Leadership Index, 2010-2011**

Corporate Responsibility Magazine
**#18 on 2011 list of 100 Best Corporate Citizens**

Newsweek
**Green Rankings, 2010-2011**

Southern Gas Association
**2011 Environmental Excellence Award**

Coastal America
**2011 Partnership Award**

Anti-Defamation League
**Community of Respect™, 2007-2011**

Human Rights Campaign
**Corporate Equality Index, 2010-2012**

Union Gas named one of
**Canada's Top 100 Employers, 2011**

Named to
**Alberta's Top 50 Employers, 2011**

Houston Chronicle
**Top Workplaces, 2010-2011**



Spectra Energy

5400 Westheimer Court
Houston, Texas 77056-5310

spectraenergy.com

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